Exhibit 23(b)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 to be filed on or about April 3, 2009) and related Prospectus of Magellan Midstream Partners, L.P. for the registration of 39,623,943 common units representing limited partner interests in Magellan Midstream Partners, L.P. and to the incorporation by reference therein of our report dated February 26, 2009, with respect to the consolidated financial statements of Magellan Midstream Holdings, L.P., and our report dated February 26, 2009, with respect to the effectiveness of internal control over financial reporting of Magellan Midstream Holdings, L.P., both of which are included in Magellan Midstream Holdings, L.P.’s Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tulsa, Oklahoma

April 1, 2009